JAMES S. BYRD, P.A.

ATTORNEYS AT LAW

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

(407) 567-7792

April 3, 2017

Mr. Christopher Dunham, Staff Attorney

Mr. Dietrich A. King, Assistant Director of Financial Services

Securities and Exchange Commission

Via email and Edgar filing: dunhamc@sec.gov

Re: Legion Capital Corporation Form 1-A filing

File# 024-10638

Dear Messrs. Dunham and King,

This firm represents Legion Capital Corporation in the referenced matter, and we are in receipt of your comment letter dated March 30, 2017, and we hereby respond to the same as follows:

General

1.	We note your response to comment 2 that you “have filed all exhibits,” but it does not appear that you have filed all required exhibits, as requested. Please file all required exhibits in a pre-qualification amendment, including your charter and bylaws as well as an opinion as the legality of the securities covered by your offering statement. Please see Item 17 to Part III of Form 1-A, for guidance.

Response: We have amended our filing to include the additional required exhibits, along with an Index to Exhibits as described in Item 17.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

2.	We note your response to comment 11. However, we did not note any substantive management’s discussion and analysis included. Please revise to disclose the information required by Item 303 of Regulation S-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations considering your election to follow the offering circular format described in Part II (a)(1)(ii) of Form 1-A.

Response: We have added the required discussion and analysis to our amended filing and have added the added the required disclosures as provided in Item 303.

Business, page 10

3.	We note your response to comment 4 that you recently disposed of your operating fund manager business. We further note your revisions in response to comment 10 that each of your four current operating subsidiaries were “incorporated in the latter part of 2016 or the first quarter of 2017,” has not “achieved substantial operating revenue or operations as of December 31, 2016,” and that these four subsidiaries engage or propose to engage in consulting, training, marketing, direct financing, or other business services not clearly defined. Please expand your disclosure to describe the business of each of your four operating subsidiaries. Please refer to Item 101(h) of Regulation S-K. In addition, in providing such description, please disclose whether and, if applicable, how you expect to use the approximately $1.8 million in cash and cash equivalents that you held as of December 31, 2016 in connection with such operations. If you do not plan to use such assets in connection with your operations, please address in the Management’s Discussion and Analysis section how you plan to use these assets. Please refer to Item 303 of Regulation S-K. Please also provide a reasonable basis for your expectation that each of your four subsidiaries will “achieve substantial revenue and commence full operations by end of the first quarter 2017.” Finally, if you are unable to provide an expanded description of your business, please provide us with your analysis as to why you believe you are eligible to use Regulation A for the proposed transaction in view of the exclusion in the regulation barring development stage companies that do not have a specific business plan or purpose. Please refer to Securities Act Rule 251(b)(3).

Response: We have amended our filing to provide the requested information and have noted that our subsidiaries have all commenced operations as of March 31, 2017, with 3 of the 4 having achieved revenues as of that date. We do not believe the Company is a development stage company due to the fact that the Company is now experiencing revenue in most of its business units.

Directors and Executive Officers, page 11

4.	We note your response to comment 8. As previously requested, please provide the information required by Item 404(d) of Regulation S-K for the Legion Growth & Income Fund I, LLC loan or provide us with a legal analysis under Item 404 as to why such information is not required.

Response: We have amended our filing to provide the information required by Item 404(d).

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Financial Statements

Note 7 – Stock Options, page F-13

5.	We note you disclosed information related to your stock options issued on August 1, 2016. Please revise to disclose the information required by ASC 718-10-50 for all stock options issued.

Response: We have revised the footnotes to more clearly indicate that the disclosure covers both stock option grants

Note 9 – Discontinued Operations, page F-15

6.	We note the discontinued operations financial information presented on the balance sheet and income statement does not agree with the related amounts presented in Note 9. Please revise to provide the information required by ASC 205-20-50 for your discontinued operations and ensure that the amounts included in the financial statement note agree with the amounts in your financial statements. Also, clarify how you are presenting financial amounts related to Legion Wealth Advisors LLC in your financial statements and disclose financial information for Legion Wealth Advisors LLC in your financial statement notes using the same periods as presented in your financial statements.

Response: We have corrected the balance in Note 9 so that amounts agree to the balance sheet. The Company classified the asset to assets held for sale and reclassified the net sales and cost of sales to discontinued operations on the statement of operations.

Signatures

7.	We note your revisions and response to comment 3. As previously requested, please identify your principal financial officer and principal accounting officer in the signature block. Please refer to Securities Act Rule 252(c) and Instructions to Signatures on Form 1-A for guidance. Please note that it is possible for one person to hold more than one role but the signature block must identify each role in which the person is signing.

Response: We have amended our filing accordingly.

Sincerely,

James S. Byrd, Jr., Esquire
JSB/ab

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